UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69865/June 27, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15325

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| | | |
|---|---|---|
| In the Matter of | : | |
| | : | ORDER MAKING FINDINGS AND |
| BENDA PHARMACEUTICAL, INC., and | : | REVOKING REGISTRATIONS BY |
| CHINA SHUANGJI CEMENT LTD. | : | DEFAULT |

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 15, 2013, alleging that Benda Pharmaceutical, Inc. (Benda Pharmaceutical), and China Shuangji Cement Ltd. (China Shuangji) have securities registered with the Commission, have not filed required periodic reports, and thus have failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13.

**Service**

On May 31, 2013, the Division of Enforcement (Division) filed the Declaration of David S. Frye Concerning Service of Process (Declaration). The Declaration states that Respondents have void statuses in the State of Delaware, where they were incorporated, and that Benda Pharmaceutical's and China Shuangji's most recent filings with the Commission, Forms 8-K and 12b-25, respectively, show addresses in China.[1] China is a signatory to the Hague Convention, but does not recognize service by mail, so that attempted service under Rule 141(a)(2)(ii), (iv) of the Commission's Rules of Practice is not possible.

The Declaration states that the Commission's Secretary sent the OIP by Certified Mail to Benda Pharmaceutical at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, which is shown as its registered agent in Delaware's corporate records, and that it was received on May 20, 2013. Declaration at 2, Exs. 1 at 3-4, 2-3. In addition, the Division served Benda Pharmaceutical by personally serving the OIP on the Delaware Secretary of State on May 17, 2013. Declaration at 3.

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[1] The Division relied on EDGAR filings and Delaware corporate records using the CLEAR on-line research system.

The Declaration states that China Shuangji had no registered agent listed in Delaware's corporate records. Declaration at 3. The Division served the OIP on China Shuangji by personally serving the OIP on the Delaware Secretary of State on May 17, 2013. Declaration at 4.

The Declaration represents that Respondents have been served with the OIP because Delaware law, 8 Del. Code § 321(b), provides that service of process may be perfected by serving the Delaware Secretary of State where, after exercising due diligence, there was no other available option for achieving service within the state of Delaware. The Division searched and found that Respondents had no officers, directors, or places of business in the state of Delaware and their only corporate presence was that they had a contractual registered agent in the state at one time. Declaration at 2-4.

I find that Respondents were served with the OIP on May 17, 2013.

### Default

Respondents are in default because they did not answer the allegations in the OIP, participate in the prehearing conference on June 3, 2013, or otherwise defend the proceeding. See 17 C.F.R. § 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. §§ 201.155(a).

### Findings

Benda Pharmaceutical, Central Index Key (CIK) No. 705868, is a void Delaware corporation located in Wuhan, Hubei Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Benda Pharmaceutical is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of May 9, 2013, Benda Pharmaceutical's common stock was quoted on OTC Link operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Shuangji, CIK No. 1375494, is a void Delaware corporation located in Zhaoyuan City, Shandong Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Shuangji is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of May 9, 2013, China Shuangji's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 12(j) authorizes the Commission, where it is necessary or appropriate for the protection of investors, after notice and opportunity for hearing, to suspend for a period not exceeding twelve months, or to revoke the registration of a security if the Commission finds that the issuer has not complied with any provision of the statute or a rule thereunder. Benda Pharmaceutical and China Shuangji have failed to comply with Section 13(a) of the Exchange Act and the Exchange Act Rules 13a-1 and 13a-13, which require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).  Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.  See 17 C.F.R. §§ 240.13a-1, .13a-13.  In addition, Benda Pharmaceutical and China Shuangji have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Based on these facts, it is necessary and appropriate for the protection of investors to revoke the registration of securities of Benda Pharmaceutical and China Shuangji.

## Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of the registered securities of Benda Pharmaceutical, Inc., and China Shuangji Cement Ltd. are REVOKED.


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Brenda P. Murray
Chief Administrative Law Judge

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